Exhibit 99.1

CHINA SUNERGY ANNOUNCES FINANCIAL RESULTS FOR
 THE SECOND QUARTER OF 2009

Second Quarter Revenues of US$70.1 million; 41.5MW in Shipments Exceeds Guidance

NANJING, China, Aug.27, 2009 /PRNewswire-Asia/ -- China Sunergy Co., Ltd. (Nasdaq: CSUN), (“China Sunergy” or the “Company”) a specialized solar cell manufacturer based in Nanjing, China, announced today its financial results for the second quarter of 2009.

Second Quarter Financial Results

-- Revenues were US$70.1 million, an 89.5% increase compared to the first quarter of 2009. Revenues generated from solar cell sales were US$54.5 million, representing a 58.4% increase compared to the first quarter of 2009.

-- Gross profit was US$6.8 million for the second quarter, compared to gross loss of US$8.8 million during the first quarter of 2009. Accordingly, gross margin was 9.7%, compared to negative 23.7% during the first quarter of 2009.

-- GAAP net income was US$1.7 million. Adjusted non-GAAP net income was US$1.2 million, which excludes share-based compensation and the change in the fair value of foreign currency derivatives. This compares to non-GAAP net loss of US$13.2 million in the first quarter of 2009.

-- GAAP net income per ADS was US$0.04 on both basic and diluted basis. Adjusted non-GAAP net income per ADS was US$0.03 on both basic and diluted basis, which excludes share-based compensation and the change in the fair value of foreign currency derivatives, compared to a non-GAAP net loss of US$0.33 per ADS in the first quarter of 2009.

-- Inventory as of June 30, 2009 was $25.0 million, down from $29.6 million as of March 31, 2009. Inventory write-down was $2.9 million, compared to $8.0 million in the first quarter of 2009.

-- Operating cash flow in the second quarter was positive US$19.5 million, compared with positive $7.9 million in the first quarter of 2009.

-- During the second quarter of 2009, China Sunergy continued to conduct open market repurchases of its 4.75% Convertible Senior Notes due 2013, repurchasing US$4 million aggregate principal amount of the convertible notes for a total cash consideration of US$1.8 million. As a result, China Sunergy realized a net gain of US$2.2 million. As of the end of the second quarter of 2009, the convertible bond balance was reduced toUS$44 million.

Please refer to "Reconciliation Tables of GAAP to adjusted Non-GAAP Figures" at the end of this press release.

Operational Highlights

-- Shipments in the second quarter amounted to approximately 41.5MW, representing a 73.6% increase sequentially and an 18.6% increase on a year-over-year basis, due to more aggressive pricing, successful efforts to work in a more integrated fashion with existing clients, and expansion into new markets.

-- Shipments of high efficiency cells (defined as any cells with a conversion efficiency rate of over 17%) during the second quarter of 2009 amounted to 18.6MW, or 44.8% of total solar cell shipments, compared with 8.9MW, or 37.2% of total solar cell shipments, during the first quarter of 2009.

-- The Company further expanded its international business through the signing of a framework agreement and sales contract with Renergies Italia S.p.A, a manufacturer of solar modules based in Urbisaglia, Italy. The Company also entered into a 35MW solar photovoltaic products framework agreement, and a 5MW solar photovoltaic products sales contract based on the framework agreement, with Global Service LTM in Taiwan for a South Korean downstream customer.

    -- Over the past quarters, at the request of customers China Sunergy has begun to supply modules produced with China Sunergy solar cells, under OEM agreements. While the Company is not producing these modules internally and there has been limited shipment volume, the Company expects these OEM module agreements to become accretive to gross margin levels as contract volumes increase.

Commenting on the results, Dr. Allen Wang, CEO of China Sunergy, said:

"After two quarters of unfavorable economic conditions, we are pleased that the decisive action we took earlier in the year has led to second quarter results which meet or exceed our expectations. We have experienced steady monthly progress among operational and financial level improvements, due to our effective financial and inventory management, a focus on developing existing and new market opportunities and continued dedication to our leading solar technologies. We returned to profitability during the quarter and will continue to work diligently to position ourselves for profitable growth within a still challenging marketplace."

Second Quarter 2009 Financial Review

Revenues and Shipment

During the second quarter of 2009, revenues increased 89.5% sequentially to US$70.1 million. Sales from solar cells, modules, cells processed under OEM arrangements and other sales accounted for 77.7%, 6.3%, 0.9% and 15.1% of total revenues, respectively. Other sales were mainly revenue on polysilicon sales through buy-sell arrangements.

Shipments, including 1.4 MW of solar cells processed under OEM arrangements, amounted to approximately 41.5 MW, representing respectively the 18.6% and 73.6% increase compared with the second quarter of 2008, and the first quarter of 2009

The percentage of solar cell sales in overseas markets was 41.0% of total solar cell sales in the second quarter of 2009 compared to 39.5% and 24.2% in the second quarter of 2008 and the first quarter of 2009, respectively.

ASP, Gross Profit/Loss & Gross Margins

Blended average selling price (ASP) for the second quarter of 2009 declined from US$1.64 per watt in the previous quarter to US$1.44 per watt. The blended ASP for the second quarter of 2008 was US$3.37.

Gross profit for the quarter was US$6.8 million, which led to a blended gross margin of 9.7%, compared to negative 23.7% in the previous quarter, and 10.4% in the second quarter of 2008 despite the decline in ASP in the second quarter. The increase in gross margin from the first quarter of 2009 was primarily due to significantly reduced wafer cost and lower non-wafer production cost in the second quarter of 2009, balancing the continued decline in ASP.

Wafer Costs

In the second quarter of 2009, blended wafer cost, a part of production costs, declined to US$0.96 per watt compared to US$1.61 per watt in the first quarter of 2009. As the higher cost inventory at the end of 2008 was fully consumed, the Company's procurement flexibility allowed for the continued purchase of more raw materials on the spot market, reducing blended wafer cost.

Wafer cost continued to decline as a percentage due to lower wafer pricing in the second quarter. Wafer cost per watt as a percentage of total production costs per watt declined from 81.4% in the first quarter of 2009 to 75.2% in the second quarter of 2009.

Other production costs, or conversion costs, for the quarter were US$0.31 per watt, compared with $0.37 per watt in the first quarter of 2009, and $0.27 in the second quarter of 2008. The decline from the first quarter was largely due to greater utilization and effective non-wafer cost controls.

SG&A, Operating Profit/Loss and Net Income/Loss

SG&A expenses in the second quarter of 2009 were US$3.6 million, compared to US$5.1 million in the second quarter of 2008 and US$6.1 million in the last quarter. G&A expenses in the first quarter included US$1.4 million of bad debt provision for account receivables, while we reversed US$0.4 million of provision in the second quarter.

Income from operations was US$1.7 million for the second quarter, compared to operating loss of US$16.4 million for the first quarter of 2009. Operating income for the second quarter of 2008 was US$6.0 million.

Interest expense for the second quarter 2009 was US$1.9 million, compared to US$1.7 million for the second quarter of 2008 and US$1.4 million for the first quarter of 2009, respectively. The higher interest expense in the second quarter of 2009 was mainly due to the added US$0.3 million convertible bonds amortization cost as a result of the repurchase of the convertible bonds.

Net other income in the second quarter of 2009 was US$3.0 million, compared to net other loss US$0.7 million for the first quarter of 2009. Net other income in the second quarter included a gain of US$2.2 million on the repurchase of the convertible bonds and a US$0.8 million foreign exchange gain.

In the second quarter, GAAP net profit was US$1.7 million, an improvement sequentially compared to a GAAP net loss of US$15.9 million in the first quarter of 2009. GAAP net income was US $3.1 million in the second quarter of 2008.

Non-GAAP net profit was US$1.2 million in the second quarter of 2009, compared to a Non-GAAP net loss of US$13.2 million in the first quarter of 2009, and a Non-GAAP net income of US$4.0 million in the second quarter of 2008. Non-GAAP figures exclude share-based compensation and the change in the fair value of foreign currency derivatives.

The non-GAAP measures are described and reconciled to the corresponding GAAP measures in the section below titled "Use of Non-GAAP Financial Measures."

Liquidity, Cash Flow and Capital Expenditure

As of June 30, 2009, the Company had cash and cash equivalents of US$89.8 million. Net operating cash inflow for the second quarter was US$19.5 million, as the Company maintained a cautious cash flow management policy and purchased a lower amount of wafer during the second quarter. Depreciation and amortization was US$2.5 million and capital expenditures were US$3.9 million, largely involving remaining payments for equipment relating to the Company's selective emitter cell production lines.

Commenting on the financial results, Mr. Shiliang Guo, acting CFO of China Sunergy, said:

"Given our lower operational cost structure, the second quarter marked a return to profitability for China Sunergy. During the quarter we also took steps to ensure the stability of our company, such as working to reduce the risk of our accounts receivables, conducting a repurchase of convertible bonds at a reasonable price and continuing to hedge a portion of our forecasted sales to limit our exposure to currency fluctuations. As we look into the third quarter, although we expect strong growth we also believe that the credit environment for solar products has not recovered at the rates we anticipated earlier in the year. While we continue to execute on the strategies we implemented at the beginning of the year, we are becoming more conservative regarding the realities of our demand forecast, shipment credit policies and pricing as we move into the coming quarters."

Third Quarter and Full Year Outlook

Given recent visibility into the third quarter, China Sunergy now believes that while the solar market will continue to recover, it will do so at a more moderate rate than previously anticipated.

The Company anticipates shipment growth to remain strong, with third quarter shipments of 48MW - 55MW. However, given the pricing trends and strong pricing competition being seen for the third quarter, the Company expects third quarter gross margins will be flat from the second quarter of 2009. These margin levels have been impacted by a lower than expected ASP and higher conversion costs during the third quarter, due to lower utilization rates.

The Company remains confident in its ability to achieve shipments within the previously announced full year guidance range of 150 MW to 200 MW. However, due to the more conservative view of the credit environment recovery, it anticipates shipments towards the lower end of the previously announced range for the full year of 2009.

Quarterly Earnings Conference Call Details

China Sunergy will host a conference call at 8:00 a.m. Eastern Time or 5:00 a.m. Pacific Time (Beijing / Hong Kong Time: August 27, 2009 at 8:00 p.m.). The management team will be on the call to discuss results and highlights of the quarter and answer questions.

The dial-in details for the live conference call are as follows:

US Toll Free Dial In: 1-800-299-9086
International Dial In: 1-617-786-2903

Participant Passcode: 84476336

For those who cannot access the live broadcast, a replay will be available from two hours after the end of the call until September 10, 2009. The replay is available online or using the numbers below:

    US toll free number: +1-888-286-8010
    International: +1-617-801-6888
    Passcode: 16755764

A webcast of the call and replay with be available online at http://www.chinasunergy.com ..

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit http://www.chinasunergy.com .

Use of Non-GAAP Financial Measures

To supplement China Sunergy's consolidated financial results presented in accordance with GAAP, China Sunergy uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation and change in fair value of foreign currency derivative loss, and basic and diluted net income per ADS excluding share-based compensation and change in fair value of foreign currency derivative loss. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures" set forth at the end of this release. China Sunergy believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance and when planning and forecasting future periods. The Company expects to provide net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. A limitation of using non-GAAP net income excluding share-based compensation and change in fair value of foreign currency derivative loss, and basic and diluted net income per ADS excluding share-based compensation and change in fair value of foreign currency derivative loss is that these non-GAAP measures exclude the share-based compensation and change in fair value of foreign currency derivative loss that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Please refer to "Reconciliation of non-GAAP financial measures to the nearest comparable GAAP measures" set forth at the end of this press release.

    For further information, please contact:

     Peter Schmidt
     Financial Dynamics
     Email: peter.schmidt@fd.com
     Phone: +86-10-8591-1953

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company's ability to raise additional capital to finance the company's activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company's operations; demand for and selling prices of the company's products, the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company's ability to protect its proprietary information; general economic and business conditions; the volatility of the company's operating results and financial condition; the company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the company's filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

China Sunergy Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
 (In US$ ’000, except share and per share data)

	For the 3 months ended
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008

Sales to third parties	57,825	22,775	92,802
Sales to related parties	12,315	14,263	18,835
Total sales	70,140	37,038	111,637
Cost of goods sold	(63,315)	(45,814)	(100,018)
Gross profit (loss)	6,825	(8,776)	11,619
Operating expenses:
Selling expenses	(630)	(549)	(835)
General and administrative expenses	(2,949)	(5,508)	(4,223)
Research and development expenses	(1,509)	(1,544)	(547)
Total operating expenses	(5,088)	(7,601)	(5,605)
Income/(loss) from operations	1,737	(16,377)	6,014
Interest expense	(1,864)	(1,420)	(1,686)
Interest income	594	322	367
Other income/(expenses), net	3,015	(661)	(1,205)
Changes in fair value of derivatives	470	(2,343)	-
Income/(loss) before income tax	3,952	(20,479)	3,490
Income tax (expense) benefit	(2,210)	4,592	(433)

Net income/(loss)	1,742	(15,887)	3,057
Net income/(loss) attributable to ordinary shareholders	1,742	(15,887)	3,057

Net income/(loss) per ADS
Basic	$0.04	($0.40)	$0.08
Diluted	$0.04	($0.40)	$0.08

Weighted average ADS outstanding
Basic	39,823,915	39,810,509	39,617,393
Diluted	40,409,045	39,810,509	39,893,320

 China Sunergy Co., Ltd
 Unaudited Condensed Consolidated Balance Sheet Information
 (In US$ ’000, except share and per share data)

	Jun 30, 2009	Dec 31, 2008
Assets
Current Assets
Cash and cash equivalents	89,843	94,800
Restricted cash	64,128	62,400
Accounts receivable (net)	28,419	8,906
Other receivable (net)	3,497	10,273
Income tax receivable	1,258	1,258
Inventories	24,980	59,125
Advance to suppliers	1,914	7,320
Amount due from related companies	23,369	18,583
Current deferred tax assets	4,375	1,992
Total current assets	241,783	264,657
Property, plant and equipment, net	99,712	102,609
Prepaid land use rights	6,502	6,442
Deferred tax assets	1,512	1,512
Restricted cash- Collateral account	19,142	17,502
Derivative assets	335	-
Other long-term assets	4,132	5,003
Total assets	373,118	397,725

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	76,114	97,299
Accounts payable	54,505	43,730
Accrued expenses and other current liabilities	5,652	5,445
Amount due to related companies	352	247
Total current liabilities	136,623	146,721
Collateral account payable	19,142	17,502
Derivative liability	11,153	9,058
Other liabilities	1,101	1,187
Convertible bond payable	44,000	48,000
Total liabilities	212,019	222,468

Shareholders’ equity

Ordinary shares: US$0.0001 par value; 267,287,253
and 267,766,443 shares issued outstanding as of
June 30, 2009 and December 31, 2008, respectively	27	27
Additional paid-in capital	182,303	182,070
Subscription receivable	(405)	(405)
Accumulated deficit	(41,938)	(27,792)
Accumulated other comprehensive income	21,112	21,058
Noncontrolling interest	-	299
Total shareholders’ equity	161,099	175,257
Total liabilities and shareholders’ equity	373,118	397,725

Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(In US$ ’000, except share and per share data)
	For the 3 months ended
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008

GAAP Net income/(loss)	1,742	(15,887)	3,057
Stock based compensation	(119)	352	935
Changes in fair value of derivatives- REC contract	(2,085)	5,136	-
Changes in fair value of derivatives- Euro hedging	1,615	(2,793)	-

Non-GAAP Net income/(loss)	1,153	(13,192)	3,992

Non-GAAP Net income/(loss) per ADS
Basic	$0.03	($0.33)	$0.10
Diluted	$0.03	($0.33)	$0.10

Weighted average ADS outstanding
Basic	39,823,915	39,810,509	39,617,393
Diluted	40,409,045	39,810,509	39,893,320